UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2020

 Commission File Number 001-35991

GRAÑA Y MONTERO S.A.A.
(Exact name of registrant as specified in its charter)

N/A
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

Avenida Paseo de la República 4667, Lima 34,
Surquillo, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X____ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

January 6, 2020

We hereby inform as a Relevant Information Communication that today the notice of the General Shareholders' Meeting has been published in the official newspaper "El Peruano" and in the newspaper "El Comercio", in the following terms:

NOTICE OF MEETING
GRAÑA Y MONTERO S.A.A.
RUC 20332600592

GENERAL SHAREHOLDERS’ MEETING

In accordance with the Article 258° of the General Companies Act, the shareholders of Graña y Montero S.A.A. are hereby called to the General Shareholders' Meeting to be held on Monday, February 3, 2020, at the company's headquarters located at St. Petit Thouars 4957, Miraflores, at 10:30 a.m., in order to discuss the following agenda:

1. Ratification of the decision to enter into a Mutual Memorandum of Understanding for the Completion of the Procedure for plea agreement with the Supraprovincial Corporate Prosecutor's Office Specialized in Crimes of Corruption of Officials - Special Team and the Ad Hoc Peruvian National State Counsel.

In absence of quorum at first call, the second meeting will take place on 7 February 2020 at the same time, in the same place and with the same agenda.  Likewise, in the event of not having the necessary quorum to hold the Meeting on second call, it will be held at third call on 11 February 2020 at the same time, in the same place and with the same agenda.

From the day of publication of this notice, the Board of Directors will make available to shareholders on the website of SMV (www.smv.gob.pe), on the Company's website (www.granaymontero.com.pe) and at the Company's offices the documents and information related to the agenda of the General Shareholders' Meeting.

Lima, January 3rd, 2020

BOARD OF DIRECTORS

In fulfillment of our obligations, the motions and the power of attorney for special representation are attached to this communication, which may be received in our offices, or via email, as a PDF file, at any of the following addresses: aferrucci@gym.com.pe; enrique.silgado@gym.com.pe; gracia.bell-taylor@gym.com.pe and eduardo.valdez@gym.com.pe.

Furthermore, we record that the information that we send to the Superintendence of the Securities Market is already published on the company's website: www.granaymontero.com.pe.

Finally, we remind you that our Investor Relations Office (Paola Pastor - paola.pastor@gym.com.pe) is available to answer any questions on this matter from Monday to Friday between 9:00 and 12:00 hours and from 16:00 to 18:00 hours, either in our offices located at Paseo de la Republica Avenue N° 4657, Surquillo, Lima, Peru, or by telephone at +51 1 2136565.

GENERAL SHAREHOLDER’S MEETING
February 3, 2020

Motion N° 1
Ratification of the Act of Mutual Understanding for the Completion of Plea Agreement Procedure

Considering:
WHEREAS, Graña y Montero S.A.A subscribed with the Peruvian Third Bureau of the Supraprovincial Corporate Prosecutor’s Office Specialized in Crimes of Corruption of Officials - Special Team (the "Prosecutors") and the Ad Hoc Peruvian National State Counsel (the “State Counsel”) a Mutual Memorandum of Understanding for the Culmination of the Procedure of plea agreement subscribed between the Company (the "Preliminary Agreement") on December 27, 2019 which was published as a Relevant Information Communication the same date;

WHEREAS, by means of the Preliminary Agreement, the Company committed to withdraw and desist from the request for arbitration filed before the International Centre for Settlement of Investment Disputes´ General Secretariat in connection to an existing dispute between Gaseoducto del Sur Perú S.A.A and the Peruvian Government (the "Request for Arbitration") and, on the other hand, the Prosecutors and the State Counsel committed to negotiate in good faith and enter into a Final Plea Agreement with the Company within 60 business days after the conclusion of the Preliminary Agreement;

WHEREAS, in the Board of Directors’ Meeting of December 23, 2019, which continued until December 24, 2019, the Board of Directors approved the execution of the Preliminary Agreement and the notice to the General Shareholders' Meeting for the ratification of the agreement and the withdrawal and dismissal of the Request for Arbitration; and

WHEREAS, based on the reports of the Company's external legal advisors that were made available to the shareholders on the Company's web page from the date of the call, the Board of Directors and the Company's Management recommend to ratify the decision to enter into the Preliminary Agreement and the withdrawal and dismissal of the Request for Arbitration.

Motion:
To ratify:

1. The decision to enter into the Preliminary Agreement; and

2. The withdrawal and dismissal of the Request for Arbitration filed by the Company pursuant to the Preliminary Agreement.

Sincerely yours,

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAÑA Y MONTERO S.A.A.

By: /s/ LUIS FRANCISCO DIAZ OLIVERO
Name: Luis Francisco Diaz Olivero
Title: Chief Executive Officer
Date: January 6, 2020